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10028751

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 19 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLEET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

186 COLLEGE ST., 4TH FL
(No. and Street)

BURLINGTON (City) VT (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON ADAM OLEET 802-540-3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McSOLEY McCOY & CO.
(Name – *if individual, state last, first, middle name*)

118 TILLEY DR., SUITE 202 (Address) SOUTH BURLINGTON (City) VT (State) 05403 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Jason Adam Oleet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oleet Securities, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal/Manager

Title

5/17/10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oleet Securities, LLC

Financial Statements and Schedules

December 31, 2009 and 2008

Oleet Securities, LLC
December 31, 2009 and 2008

Table of Contents

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Oleet Securities, LLC
Burlington, Vermont

We have audited the accompanying statement of financial condition of Oleet Securities, LLC, a 100% owned subsidiary of Oleet & Company, LLC, as of December 31, 2009, and the related statements of income and member's capital and cash flow for the year then ended. Oleet Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The December 31, 2008 financial statements were reported on by other auditors whose report dated February 19, 2009 on the statements expressed an unqualified opinion.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oleet Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III, Report of Independent Registered Public Accounting Firm on Internal Control Structure and the SIPC Supplemental Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McSoley McCoy & Co.

May 15, 2010
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

Oleet Securities, LLC
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 8,046	$ 18,153
Prepaid expenses	2,764	1,654
Goodwill	9,842	-
Total assets	$ 20,652	$ 19,807
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable	$ -	$ 4,283
Due to related party	975	-
Total liabilities	975	4,283
Member's capital	19,677	15,524
Total liabilities and member's capital	$ 20,652	$ 19,807

The accompanying notes are an integral part of these statements.

Oleet Securities, LLC
Statements of Income and Member's Capital
For the Years Ended December 31, 2009 and 2008

	2009	2008
Operating Expenses:		
Registration expenses	$ 5,048	$ 19,317
Professional fees	9,437	6,672
Compliance expenses	5,936	950
Occupancy expense	2,375	2,500
Other operating expenses	2,649	4,328
Total expenses	25,445	33,767
Interest income	22	216
Net loss	(25,423)	(33,551)
Member's capital, beginning of year	15,524	-
Contributed capital	29,576	49,075
Member's capital, end of year	$ 19,677	$ 15,524

The accompanying notes are an integral part of these statements.

Oleet Securities, LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (25,423)	$ (33,551)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in prepaid expenses	(1,110)	(1,654)
Increase (decrease) in accounts payable	(4,283)	4,283
Total adjustments	(5,393)	2,629
Net cash used by operating activities	(30,816)	(30,922)
Cash flows from financing activities:		
Member capital contributions	29,576	49,075
Increase in due to related party	975	-
Payment to departing member	(9,842)	-
Net cash provided by financing activities	20,709	49,075
Net increase (decrease) in cash and cash equivalents	(10,107)	18,153
Cash and cash equivalents, beginning of year	18,153	-
Cash and cash equivalents, end of year	$ 8,046	$ 18,153

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

Oleet Securities, LLC (the "Company") was organized on November 15, 2007 as a Delaware limited liability company under the name Worth Mountain Capital Securities, LLC. The Company changed its name on June 23, 2009. The Company was initially funded in early 2008 for the purpose of advising clients on the private placement of equity and debt securities, acting as an advisor in merger and acquisition transactions and for advising clients on corporate and municipal finance transactions.

During 2009 the Company underwent an ownership change. As of August 17, 2009, Oleet & Company, LLC is the sole member of the Company, when it acquired fifty percent interest in the Company from a related party and purchased the remaining fifty percent from an unrelated party.

On September 14, 2008, the Company received an order granting membership into Financial Industry Regulatory Authority (FINRA). Accordingly, the Company must comply with federal securities laws, rules and regulations; the rules of the Municipal Securities Rulemaking Board (the Company was granted membership on July 15, 2009) and the Treasury Department; and the National Association of Securities Dealers and FINRA rules and regulations.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

Assets and liabilities are recorded and revenues and expenses are recognized using the accrual basis of accounting.

(b) Cash Equivalents

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes

For tax purposes, the Company is considered a disregarded entity. Consequently, any income or loss attributed to the Company is reported on the income tax returns of Oleet & Company.

Summary of Significant Accounting Policies (continued)

(e) Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized. Instead it is tested annually for impairment.

(f) Subsequent Events

Effective December 31, 2009, the Company adopted FASB ASC 855, *Subsequent Events*. Under FASB ASC 855, subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the financial statements are issued. Recognized subsequent events are recorded in the statement of financial condition and unrecognized subsequent events are excluded from the statement of financial condition but are disclosed in the notes to the financial statements if their effect is material. In accordance with FASB ASC 855, the Company evaluated subsequent events through May 15, 2010, the date the Company's financial statements were available to be used and no events or transactions occurred.

(2) Related Party Transactions

The Company is responsible to reimburse Oleet & Company for certain occupancy and administrative expenses. For the years ending December 31, 2009 and 2008, payments to Oleet & Company amount to $3,125 and $3,000, respectively. Amounts owed to Oleet & Company at December 31, 2009 amounted to $975.

(3) Intangible Assets

Goodwill represents the difference between net assets and the cost of the acquiring the 50% interest in Oleet Securities, LLC from a former owner. No amortization of the goodwill has been calculated or expensed for the years ended December 31, 2009, but rather an evaluation for impairment of goodwill was performed. In accordance with FASB ASC 350, *Intangibles - Goodwill and Other*, the Company determined that goodwill was not impaired at December 31, 2009.

(4) Liabilities Subordinated to Claims of General Creditors

At December 31, 2009 and 2008 the Company had no liabilities subordinated to claims of general creditors.

(5) <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $6,949, which was $1,949 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.14 to 1.

Net capital reflects a difference from the amount reported in the Company's December 31, 2009 FOCUS report as a result of an audit adjustment to prepaid expenses and goodwill.

Subsequent to the completion of this audit report the Company will file an amended December 31, 2009 FOCUS report.

Oleet Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net capital:				
Total member's equity			$	19,677
Less:				
Non-allowable assets:				
CRD account	$	122		
Prepaid expenses		2,764		
Goodwill		9,842		(12,728)
Net capital			$	6,949
15c3-1(f) Haircut (CD-5%)				-
Adjusted net capital			$	6,949
Aggregate indebtedness:				
Current liabilities			$	975
Required net capital			$	5,000
Excess net capital			$	1,949
Ratio: Aggregate indebtedness to net capital				.14 to 1

Oleet Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is not subject to the requirements of SEC Rule 15c3-3.

Oleet Securities, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is not subject to the requirements of SEC Rule 15c3-3.

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

Required by Securities and Exchange Commission Rule 17a-5

To the Member of
Oleet Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Oleet Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with the Standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

In planning and performing our audits of the financial statements and internal control over financial reporting of Oleet Securities, LLC as of December 31, 2009, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

We noted the following deficiency that we believe to be a material weakness.

Segregation of Duties
We noted that there was a lack of segregation of duties for the accounting function, as the Company has one employee performing all functions with the assistance of an outside bookkeeper. While we understand the feasibility of segregating duties is difficult, it is fundamental to a sound accounting system.

We also noted the following deficiency that we believe to be a significant deficiency.

Expense Recognition
We noted during our test work over expenses that amounts were recording to the incorrect period. We recommend the Company implement procedures to ensure all expenses are recorded to the correct period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

McSOLEY McCOY & CO.

Certified Public Accountants and Business Advisors

Management's response to the findings identified in our audit is described in the accompanying Management's response letter. We did not audit the Management's response and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McSoley McCoy & Co.

May 15, 2010
Vt. Reg. No. 92-349

OLEET SECURITIES, LLC

May 13, 2010
Burlington, Vermont

McSoley McCoy & Co.
118 Tilley Drive, Suite 202
South Burlington, VT 05403

We are in receipt of your report regarding the weaknesses in our internal control systems under standards set by the Public Company Accounting Oversight Board (PCAOB). Your report is of extreme importance to our firm, as we strive to meet the highest standards of accounting and regulatory controls. With regard to your specific recommendations, we have the following comments and/or are taking the following actions:

Segregation of Duties

We understand that the segregation of duties is fundamental to a sound accounting system. As such we are currently in the process of hiring an individual to perform the accounting function, which will allow for the segregation of duties. In addition, since the firm does not have custody of client accounts as a $5,000 net capital Introducing Broker and is therefore exempt from the SEC Rule 15c-3-3 Determination of Reserve Requirements and Possession or Control Requirements, we believe that this weakness poses no risk, whatsoever, to client assets.

Expense Recognition

We understand the importance of recording all expenses to the correct period and as noted above we are in the process of hiring an individual who will be dedicated to accounting functions of the Company. We feel that this should eliminate incorrect expense recognition in the future.

This is our first audit under stricter Public Company Accounting Board (PCAOB) standards and we appreciate your comments and recommendations.

Sincerely,

Jason Adam Oleet

186 College Street, 4th Floor
Burlington, Vermont 05401
802.540.3100
info@oleet.com

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

To the Member of
Oleet Securities, LLC
186 College Street
Burlington, VT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Oleet Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Oleet Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Oleet Securities, LLC's management is responsible for the Oleet Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from the accounting software, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McSoley McCoy & Co.

May 15, 2010
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM